                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY, 20 06
                 -------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT
OF 1934
YES [ ]     NO  [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.
                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA
                                                  ------------------------------
                                                          (REGISTRANT)

DATE     JANUARY 30, 2006                         BY    /s/ Rochiman Sukarno
     ------------------------                        ---------------------------
                                                          (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

(PT TELKOM LOGO)


                                  PRESS RELEASE
                            No.TEL 35 /PR000/UHI/2006

                TELKOM'S OPERATIONAL REPORT FOR FISCAL YEAR 2005


JAKARTA, JANUARY 30, 2006 -- PT Telekomunikasi Indonesia, Tbk. ("TELKOM") would like to inform some developments regarding its operations as follows:

1.   EXCERPTS OF OPERATIONAL (NON-FINANCIAL) DATA AS OF DECEMBER 31, 2005 AND
     2004

     The following are excerpt from TELKOM's operational (non-financial) data for the years ended December 31, 2005 and 2004:

NO.                                              UNIT                FY 2004       FY 2005      GROWTH
                                                                                                  %
-------------------------------------------------------------------------------------------------------

                  FIXED LINE
-------------------------------------------------------------------------------------------------------
1.  Exchange Capacity                     Lines                     11,873,696    13,200,589      11.2
-------------------------------------------------------------------------------------------------------
2.  Installed Lines                       Lines                     11,667,927    13,169,617      12.9
-------------------------------------------------------------------------------------------------------
3.  Subscriber                            Subscribers                9,565,185    12,333,541      28.9
    (Wire-line & Wire-less)
-------------------------------------------------------------------------------------------------------
4.  LIS Fixed Wire-line                   Lines                      8,559,350     8,686,131       1.5
-------------------------------------------------------------------------------------------------------
5.  LIS Fixed Wire-less (Flexi)           Lines                      1,429,368     4,061,867     184.2
-------------------------------------------------------------------------------------------------------
    TOTAL LIS (LINES IN SERVICE)          LINES                      9,988,718    12,747,998      27.6
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
    TELKOMSEL CUSTOMER BASE
-------------------------------------------------------------------------------------------------------
1.  Net Additions
-------------------------------------------------------------------------------------------------------
    kartuHALO                             Subscribers (000)                321           143     -55.5
-------------------------------------------------------------------------------------------------------
    simPATI                               Subscribers (000)              2,976         4,447      49.4
-------------------------------------------------------------------------------------------------------
    Kartu As                              Subscribers (000)              3,405         3,389       0.5
-------------------------------------------------------------------------------------------------------
    TOTAL                                 SUBSCRIBERS (000)              6,702         7,979      19.0
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
2.  Customer Base
-------------------------------------------------------------------------------------------------------
    kartuHALO                             Subscribers (000)              1,328         1,471      10.7
-------------------------------------------------------------------------------------------------------
    simPATI                               Subscribers (000)             11,558        16,004      38.5
-------------------------------------------------------------------------------------------------------
    Kartu As                              Subscribers (000)              3,405         6,794      99.5
-------------------------------------------------------------------------------------------------------
    TOTAL                                 SUBSCRIBERS (000)             16,291        24,269      49.0
-------------------------------------------------------------------------------------------------------

2.   ESTABLISHMENT OF A NEW SUBSIDIARY COMPANY: PT. FINNET

     TELKOM through its affiliated company, PT Multimedia Nusantara ("METRA"), together with Bank Indonesia ("BI") through its affiliated company, PT Mekar Prana Indah ("MPI"), have established a Joint Venture Company named PT FINNET Indonesia ("FINNET") with authorized capital of Rp.10 billion consisting of 60% TELKOM and 40% MPI.

     FINNET was established to anticipate business prospect in financial data and banking network. Such services include extranet BI, national clearance system management, e-payment business, and other related business, which currently are dominated by PT Lintas Artha.


Certain statements stated in this Press Release may contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on the statements and documents, will bring specific results as expected.



/s/ Rochiman Sukarno
ROCHIMAN SUKARNO
----------------
HEAD OF INVESTOR RELATIONS

For further information please contact:
PT TELEKOMUNIKASI INDONESIA, Tbk.
INVESTOR RELATIONS UNIT
Telp    :  62-21-5215109
Fax     :  62-21-5220500
E-mail  :  INVESTOR@TELKOM.CO.ID
Website :  WWW.TELKOM-INDONESIA.COM